UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ferrari N.V.

(Name of Issuer)

Common shares, par value €0.01 per share
(Title of Class of Securities)

N3167Y 103
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

December 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N3167Y 103
1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) x (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,435,280[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 44,435,280
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,327,440[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 32.7%[3]
14	Type of Reporting Person (See Instructions) HC, CO
_______________
1
Each of Exor N.V. (“Exor”), as successor to Exor S.p.A., and Piero Ferrari (together with Exor, the “Reporting Persons”) participate in the loyalty voting program of Ferrari N.V. (“Ferrari” or the “Issuer”), which enables qualifying common shareholders to hold one special voting share for each common share they hold.  Each special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated common share. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated common share. As a consequence of participating in the loyalty voting program, Exor beneficially owns, in addition to the common shares indicated above, 37,580,387 special voting shares of Ferrari.  As noted below, Piero Ferrari beneficially owns 18,892,160 special voting shares.

2
Includes (i) 44,435,280 Ferrari common shares owned by Exor and (ii) 18,892,160 Ferrari common shares owned by Piero Ferrari. The Reporting Persons are party to a Shareholders’ Agreement the terms of which are described in Item 6 of the Original 13D (as defined herein).

3
This percentage does not take into account voting rights arising from the Issuer’s loyalty voting program in which certain shareholders are eligible to hold one special voting share for each qualifying common share held. Taking into account the Reporting Persons’ ownership of special voting shares described in footnote 1 above, Exor’s voting power in the Issuer is approximately 32.8%, Piero Ferrari’s voting power in the Issuer is approximately 15.1% and in aggregate the Reporting Persons’ voting power in Ferrari is approximately 47.8%. These percentages are calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari.

CUSIP No. N3167Y 103
1	Name of Reporting Persons Piero Ferrari
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) x (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,892,160[4]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,892,160
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,327,440[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 32.7%[3]
14	Type of Reporting Person (See Instructions) IN
_______________
4	In addition to the common shares indicated above, Piero Ferrari also owns 18,892,160 special voting shares of Ferrari.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Exor”), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission (“SEC”) on January 3, 2016 (the “Original 13D”), and relates to the common shares, par value €0.01 per share, of Ferrari N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D. Except as otherwise provided herein, each Item of the Original 13D remains unchanged.

ITEM 2. Identity and Background.

Item 2 is hereby amended and partially restated by replacing the first and second paragraphs with the following:

This Schedule 13D is being jointly filed by Exor N.V. (“Exor”) and Mr. Piero Ferrari (collectively, the “Reporting Persons”).

Exor N.V.

(a)-(c) Exor, a Dutch public limited liability company (naamloze vennootschap), is the successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor focuses its business on long-term controlling investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor (collectively, the “Controlling Persons”) are set forth in Schedule A to the Original 13D and hereby incorporated by reference herein. Each Controlling Person listed on Schedule A to the Original 13D holds the same position in Exor as previously held by such person in Exor S.p.A.

There are no changes to the information regarding Mr. Piero Ferrari set out in Item 2 of the Original 13D and such information is incorporated by reference herein.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 11, 2016, Exor S.p.A. completed a cross-border merger whereby Exor S.p.A. merged with and into Exor (the “Merger”). As the result of the Merger, all activity of Exor S.p.A. will be continued by Exor as universal successor. Upon effectiveness of the Merger, Exor became party to each of the agreements and arrangements described in the Original 13D and incorporated by reference therein.  Exor ordinary shares commenced trading on the Mercato Telematico Azionario as of Monday, December 12, 2016.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) In respect to the Reporting Persons, rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference.

Furthermore, the following persons listed in Schedule A to the Original 13D beneficially own common shares of Ferrari. The holdings below do not include and are separate from common shares held by Exor.

•	Mr. Sergio Marchionne owns 1,462,000 common shares of record;

•	Mr. Andrea Agnelli owns 1,122 common shares of record;

•	Mr. John Elkann owns 13,300 common shares of record; and

•	Mr. Lupo Rattazzi owns 5 common shares of record.

(b) In respect to the Reporting Persons, rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

The persons listed in Schedule A to the Original 13D and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Neither the Reporting Persons nor any persons listed in Schedule A, have effected any transactions with respect to common shares of Ferrari during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D and such information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2016

Piero Ferrari

By:	/s/ Alessandro Gili
	Name:	Alessandro Gili
	Title:	Attorney-in-fact

Exor N.V.

By:	/s/ Enrico Vellano
	Name:	Enrico Vellano
	Title:	Chief Financial Officer

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer
Board Member Giovanni Agnelli B.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands; Chairman Fiat Chrysler  Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Vice Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;  Chairman Italiana Editrice S.p.A., Via Lugaro 15, 10126 Turin, Italy; Non-executive Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Vice Chairman Fondazione Giovanni Agnelli, Via Nizza 250, 10126 Turin, Italy; Chairman PartnerRe, Wellsley House South 90 Pitts Bay Road, HM08 Pembroke, Bermuda.

Italian citizen
Sergio Marchionne Vice Chairman
Chief Executive Officer Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman and CEO FCA US LLC, 1000 Chrysler Dr., Auburn Hills, MI 48326, USA; Chairman and CEO FCA Italy S.p.A., Corso Agnelli 200, 10135 Turin, Italy; Chairman and CEO Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman Ferrari S.p.A., Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy; Chairman FPT Industrial S.p.A. Via Puglia 15, 10156 Turin, Italy; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; Director Philip Morris International Inc., 120 Park Avenue, New York, NY 10017, USA.

Dual Canadian and Italian citizen

Alessandro Nasi Vice Chairman	President Specialty Vehicles and Coordinator of the Group Executive Council CNH Industrial Italia S.p.A., Via Plava 80, Turin, Italy.	Italian citizen
Marc Bolland Independent Director
Operating Partner and Head of European Portfolio Operations Blackstone Group International Partners LLP, 40 Berkeley Square, London, W1J 5AL, UK; Non-Executive Director The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313; Non-Executive Director International Airlines Group S.A., 2 World Business Centre Heathrow, Newall Road, London Heathrow Airport, Hounslow, TW6 2SF, UK; Vice-President Unicef UK, 30a Great Sutton Street, London, EC1V 0DU, UK; Trustee Royal Academy of Arts, Burlington House, Piccadilly, London, W1J 0BD, UK.

Dutch citizen
Andrea Agnelli Director
Director Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Route de St-Cergue 9, 1260  Nyon, Switzerland.

Italian citizen
Niccolò Camerana Director	Head of Debt Capital Markets and Investor Relations FCA Bank S.p.A., Corso G. Agnelli, 200 - 10135 Turin, Italy.	Italian citizen
Ginevra Elkann Director
President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Ruffini 2/A – 00195 Rome, Italy; President Good Films S.r.l., Via Ruffini 2/A scala C – 00195 Rome, Italy; Founder Good Short Films, Via Ruffini 2/A scala C – 00195 Rome, Italy; member of Christie’s Advisor Board, 20 Rockefeller Plaza, New York, NY 10020, USA; member of the Acquisition Committee and Executive Committee for the Cartier Foundation, 261, Boulevard Raspail - 75014 Paris, France; member of the Advisory Board of UCCA, via dei Monti di Pietralata, 16 - 00157 Rome, Italy; member of the Advisory Board of Beijing, 8/F, Digital Beijing Building, Beichen West Road, Chaoyang District, Beijing, PRC 100013, China; member of the Advisory Board of the American Academy of Rome, Via Angelo Masina 5 - 00153, Rome, Italy.

Italian citizen

Anne Marianne Fentener Van Vlissingen Independent Director
Chairman SHV Holdings, Rijnkade 1, 3511 LC Utrecht, The Netherlands; member of the Supervisory Board of Heineken NV, PO Box 28, 1000 AA Amsterdam, The Netherlands; member of the Supervisory Board of Utrecht University Hospital, Heidelberglaan 100, 3584 CX Utrecht, The Netherlands; member of the Supervisory Board of Lhoist, Rue Charles Dubois 28, B - 1342 Limelette, Belgium.

Dutch citizen
Jae Yong Lee Independent Director	Vice Chairman Samsung Electronics Co., Ltd., Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-965).	Korean citizen
Antonio Mota de Sousa Horta-Osorio Independent Director
Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK; non-executive Director of Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal; CBI President’s Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, UK; Chairman of the Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, UK.

Portuguese citizen
Lupo Rattazzi Director
Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù 49, 00186 Rome, Italy; Director Coeclerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.

Italian citizen

Robert Speyer Independent Director
President and Co-Chief Executive Officer of Tishman Speyer, Rockefeller Center, 45 Rockefeller Plaza, New York, New York 10111, USA; Chairman of the Real Estate Board of New York, 570 Lexington Avenue, 2nd Floor, New York, New York 10022, USA; Chairman of the Advisory Board of the Mayor’s Fund to Advance New York City, 253 Broadway, 6th Floor, New York, New York 10007, USA; Co-Chairman of the Construction Committee of the St. Patrick’s Cathedral Landmark Foundation; member of the Board of Trustees of New York-Presbyterian Hospital, USA; member of the Board of National Committee on US China Relations, 6 East 43rd Street, 24th Floor, New York, NY 10017, USA; member of US Business Roundtable, 300 New Jersey Avenue BW, Suite 800, Washington, DC 20001, USA.

U.S. citizen
Michelangelo Volpi Independent Director
Partner Index Ventures, 139 Townsend Street, Suite 505, San Francisco, CA 94107, USA; Director Sonos Inc., 223 E. De La Guerra, Santa Barbara, CA 93101, USA; Director Soundcloud Limited, Rheinsberger Str. 76/77, 10115 Berlin, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260, Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd., Palo Alto, CA 94303 USA; Director Wealthfront Inc. 541 Cowper St., Palo Alto, CA 94301, USA; Director Elasticsearch, 800 West El Camino Real, Suite 350, Mountain View, California 94040, USA; Director NumberFour AG, Berlin, Germany.

Italian citizen
Ruthi Wertheimer Independent Director	Founder, Owner and Chairwoman of 7-Main, 16 Shenkar Arie Herzliya, Israel; Board Member of the Wertheimer Company Ltd., Israel.	Dual Israeli and German citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. (“G.A.”) is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Board Member	See above in this Schedule A.	Italian citizen
Eduard Schless Board Member
Advisor to Board Stichting NRVT, Kralingseweg 325, 3062CE Rotterdam, The Netherlands; Director EXOR Nederland N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands; Director EGJ Schless BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Director Linear Guides Invest BV, Schipol Boulevard 413, 1118BK Schipol, The Netherlands; Director D BRAND BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Director TPSD BRAND BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Chairman Employers KNB, Spui 184, 2511 BW Den Haag, The Netherlands.
Dutch citizen
Marco Benaglia Board Member
Director Exor Investments LTD., 180 Piccadilly, W1J9HF London, UK; Director EXOR Nederland N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands; Director Exor Capital DAC, 2 Grand Canal Square, Grand Canal Harbour, 2 Dublin, Ireland; Chief Financial Officer Exor SN (USA) LLC, c/o Citrin Cooperman, 131 Sunnyside Boulevard Suite 1110, Plainview, New York 11803, USA.
Italian citizen